                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*

                                   AXCESS INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   054546 10 6
                        ---------------------------------
                                 (CUSIP NUMBER)

                              RICHARD C. E. MORGAN
                        AMPHION CAPITAL MANAGEMENT L.L.C.
                               590 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 849-8120
                        ---------------------------------
    (NAME, ADDRESS AND TELEPHONE OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                DECEMBER 31, 1998
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
Cusip No.  054546 10 6                                        Page 2 of 13 Pages
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person:

     Amphion Ventures L.P.
     13-3962697
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group                   (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only.

--------------------------------------------------------------------------------
4.   Source of Funds                                           BK, AF, OO

--------------------------------------------------------------------------------
5.   Check box if disclosure of legal proceedings is required pursuant to Items
     2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                       Delaware

--------------------------------------------------------------------------------
Number of         7.   Sole Voting Power                           N/A
Shares
                  --------------------------------------------------------------
Beneficially      8.   Shared Voting Power                2,023,153 (See Item 5)
Owned by
                  --------------------------------------------------------------
Each              9.   Sole Dispositive Power                      N/A
Reporting
                  --------------------------------------------------------------
Person            10.  Shared Dispositive Power           2,023,153 (See Item 5)
With
                  --------------------------------------------------------------
11.  Aggregate amount beneficially owned by each
     reporting person                                     2,023,153 (See Item 5)

--------------------------------------------------------------------------------
12.  Check box if the aggregate amount in row (11)
     excludes certain shares                                                [ ]

--------------------------------------------------------------------------------
13.  Percent of class represented by amount in row (11)     41.8% (See Item 5)

--------------------------------------------------------------------------------
14.  Type of Reporting Person                                        PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
Cusip No.  054546 10 6                                        Page 3 of 13 Pages
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person:

     Amphion Partners L.L.C.
     13-3962696
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group                   (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only.

--------------------------------------------------------------------------------
4.   Source of Funds                                               AF

--------------------------------------------------------------------------------
5.   Check box if disclosure of legal proceedings is
     required pursuant to Items 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                       Delaware

--------------------------------------------------------------------------------
Number of         7.   Sole Voting Power                   28,125 (See Item 5)
Shares
                  --------------------------------------------------------------
Beneficially      8.   Shared Voting Power                2,023,153 (See Item 5)
Owned by
                  --------------------------------------------------------------
Each              9.   Sole Dispositive Power              28,125 (See Item 5)
Reporting
                  --------------------------------------------------------------
Person            10.  Shared Dispositive Power           2,023,153 (See Item 5)
With
                  --------------------------------------------------------------
11.  Aggregate amount beneficially owned by each
     reporting person                                     2,051,278 (See Item 5)

--------------------------------------------------------------------------------
12.  Check box if the aggregate amount in row (11)
     excludes certain shares                                                [ ]

--------------------------------------------------------------------------------
13.  Percent of class represented by amount in row (11)     42.1% (See Item 5)

--------------------------------------------------------------------------------
14.  Type of Reporting Person                                        OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
Cusip No.  054546 10 6                                        Page 4 of 13 Pages
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person:

     Antiope Partners L.L.C.
     13-3260056
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group                   (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only.

--------------------------------------------------------------------------------
4.   Source of Funds                                               OO

--------------------------------------------------------------------------------
5.   Check box if disclosure of legal proceedings is
     required pursuant to Items 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                       Delaware

--------------------------------------------------------------------------------
Number of         7.   Sole Voting Power                   262,034 (See Item 5)
Shares
                  --------------------------------------------------------------
Beneficially      8.   Shared Voting Power                         N/A
Owned by
                  --------------------------------------------------------------
Each              9.   Sole Dispositive Power              262,034 (See Item 5)
Reporting
                  --------------------------------------------------------------
Person            10.  Shared Dispositive Power                    N/A
With
                  --------------------------------------------------------------
11.  Aggregate amount beneficially owned by each
     reporting person                                      262,034 (See Item 5)

--------------------------------------------------------------------------------
12.  Check box if the aggregate amount in row (11)
     excludes certain shares                                                [ ]

--------------------------------------------------------------------------------
13.  Percent of class represented by amount in row (11)      7.8% (See Item 5)

--------------------------------------------------------------------------------
14.  Type of Reporting Person                                        OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
Cusip No.  054546 10 6                                        Page 5 of 13 Pages
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     SS or I.R.S. Identification No. of Above Person:

     Amphion Investments L.L.C.
     13-4030159
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group                   (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only.

--------------------------------------------------------------------------------
4.   Source of Funds                                               OO

--------------------------------------------------------------------------------
5.   Check box if disclosure of legal proceedings is
     required pursuant to Items 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                       Delaware

--------------------------------------------------------------------------------
Number of         7.   Sole Voting Power                    10,000 (See Item 5)
Shares
                  --------------------------------------------------------------
Beneficially      8.   Shared Voting Power                         N/A
Owned by
                  --------------------------------------------------------------
Each              9.   Sole Dispositive Power               10,000 (See Item 5)
Reporting
                  --------------------------------------------------------------
Person            10.  Shared Dispositive Power                    N/A
With
                  --------------------------------------------------------------
11.  Aggregate amount beneficially owned by each
     reporting person                                       10,000 (See Item 5)

--------------------------------------------------------------------------------
12.  Check box if the aggregate amount in row (11)
     excludes certain shares                                                [ ]

--------------------------------------------------------------------------------
13.  Percent of class represented by amount in row (11)      0.3% (See Item 5)

--------------------------------------------------------------------------------
14.  Type of Reporting Person                                        OO

--------------------------------------------------------------------------------

                                                              Page 6 of 13 Pages

This Amendment No. 10 to the Statement on Schedule 13D dated October 4, 1985 (the "Schedule 13D") previously filed by Antiope Ventures L.P. f/k/a Wolfensohn Associates L.P. and Antiope Partners L.L.C. f/k/a Wolfensohn Partners L.P. ("Antiope Partners"), is filed by Antiope Partners, Amphion Ventures L.P. ("Amphion Ventures"), Amphion Partners L.L.C. ("Amphion Partners") and Amphion Investments L.L.C. ("Amphion Investments"), and concerns the common stock, $0.01 par value per share (the "Voting Common Stock"), of AXCESS Inc., a Delaware corporation, which has its principal executive offices at 3208 Commander Drive, Dallas, Texas 75006 (the "Company"). This Amendment No. 10 amends Items 3, 4, 5, 6 and 7 of Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

Acquisition of Preferred Stock

Since the filing of Amendment No. 9 to this Statement on Schedule 13D in May 1998, Amphion Ventures acquired 390 shares of Series H Non-Voting Convertible Preferred Stock (the "Series H Preferred Stock") for a total purchase price of $3,900,000, which represented the balance of the commitment of Amphion Ventures to purchase up to $5,500,000 of the Company's Series G Voting Convertible Preferred Stock (the "Series G Preferred Stock") or the Series H Preferred Stock. The consideration was in the form of a note payable to the Company for the full amount of the purchase price. The form of the note payable is attached to this Schedule 13D as Exhibit 99.33 and is incorporated herein by reference. As of the date of this Schedule 13D, the note payable has been paid in full by Amphion Ventures.

During 1998, the Company received an additional commitment from Amphion Ventures to purchase up to $6,300,000 of the Company's convertible Preferred Stock (the "Amphion Commitment"). In connection with the Amphion Commitment, Amphion Ventures received common stock warrants to purchase 264,998 shares of Voting Common Stock at an exercise price of $2.50 per share. Amphion Ventures acquired 512 shares of Series H Preferred Stock at a purchase price of $10,000 per share, totaling $5,120,000. The consideration was in the form of a note payable to the Company for the full amount of the purchase price. The form of note payable is attached to this Schedule 13D as Exhibit 99.33 and is incorporated herein by reference. As of the date of this Schedule 13D, the note payable has been paid in full by Amphion Ventures.

Exchange of Preferred Stock

On October 15, 1998, Amphion Ventures exchanged 500 shares of Series G Preferred Stock for 500 shares of Series H Preferred Stock such that Amphion Ventures and its affiliates would not be deemed the beneficial owner of more than fifty percent (50%) of the Company's voting Common Stock. As of October 15, 1998, Amphion Ventures was the holder of 405 shares of Series G Preferred Stock and 1,402 shares of Series H Preferred Stock.

Exercise of Preferred Stock Reset Right

In connection with the issuance of Series G Preferred Stock and Series H Preferred Stock during 1997 and 1998, the Company agreed with the initial holders of the Series G Preferred Stock and the Series H Preferred Stock, that if, at any time prior to December 31, 1999, the Company were to complete an equity financing raising at least $3,000,000 in new equity, such initial holders would have the non-assignable right (the "Reset Right"), but not the obligation to exchange all or a portion of their shares of Series G Preferred Stock and

                                                              Page 7 of 13 Pages

Series H Preferred Stock for shares of a new series of preferred stock with substantially the same terms and conditions offered to the participants in the new equity financing.

The Amphion Commitment described above triggered the reset right held by the holders of the Series G Preferred Stock and the Series H Preferred Stock. As a result, all of the holders of the Series G Preferred Stock and the Series H Preferred Stock elected to exercise their rights to exchange all shares of Series G

Preferred Stock held by such holders for shares of a new Series I Voting Convertible Preferred Stock (the "Series I Preferred Stock"), as well as all shares of Series H Preferred Stock held by such holders for shares of a new Series J Non-Voting Convertible Preferred Stock (the "Series J Preferred Stock").

In connection with its exercise of the Reset Right, Amphion Ventures exchanged all 405 shares of Series G Preferred Stock held by it for 405 shares of Series I Preferred Stock and all 1,402 shares of Series H Preferred Stock held by it for 1,402 shares of Series J Preferred Stock. Also, Amphion Partners converted all 50 shares of Series G Preferred Stock held by it for 50 shares of Series I Preferred Stock. The Series I Preferred Stock and the Series J Preferred Stock also contain a similar reset provision such that if at any time prior to December 31, 1999, the Company were to complete an equity financing with third parties raising at least $1,000,000 in new equity, the initial holders would have the non-assignable right (the "Series I and J Reset Right"), but not the obligation to exchange all or a portion of their shares of Series I Preferred Stock or Series J Preferred Stock for shares of a new series of preferred stock with substantially the same terms and conditions offered to the participants in the new equity financing. Further, if the Company fails to complete such an equity financing prior to December 31, 1999, the conversion price of the Series I Preferred Stock and Series J Preferred Stock would automatically be reset to not less than the greater of $1.00 or one-half of the average closing bid price of Voting Common Stock on the Nasdaq SmallCap Market during the last twenty (20) consecutive trading days of 1999. If the Series I and J Reset Right is triggered, Amphion Ventures has agreed to convert or exchange a sufficient number of shares of Series I Preferred Stock to Series J Preferred Stock or such other series of preferred stock such that Amphion Ventures and its affiliates will not be deemed the beneficial owner of more than fifty percent (50%) of the Voting Common Stock.

Payment of Dividends on Preferred Stock

The holders of Series I Preferred Stock and the Series J Preferred Stock are entitled to receive dividends on each such share held by a holder at the annual rate of 8% of the original issue price of each such share ($10,000) payable in arrears, when, as and if declared by the Company's Board of Directors, in cash or additional shares of preferred stock. On December 31, 1998, the Company issued: (a) 71 shares of Series I Preferred Stock to Amphion Ventures as payment in full for the $710,000 of accrued, but unpaid dividends on the Series I Preferred Stock as of such date (which included all accrued, but unpaid dividends on the Series G Preferred Stock as of the effective date of the Reset Right); (b) 4 shares of Series I Preferred Stock to Antiope Partners as payment in full for the $40,000 of accrued, but unpaid dividends on the Series I Preferred Stock as of such date (which included all accrued, but unpaid dividends on the Series G Preferred Stock as of the effective date of the Reset Right); and (c) 30 shares of Series J Preferred Stock to Amphion Ventures as payment in full for the $300,000 of accrued, but unpaid dividends on the Series J Preferred Stock as of such date (which included all accrued, but unpaid dividends on the Series H Preferred Stock as of the effective date of the Reset Right).

                                                              Page 8 of 13 Pages

Additional Equity Purchases Under Amphion Commitment

Under the terms of the Amphion Commitment, Amphion Ventures acquired 98 shares of Series J Preferred Stock on December 31, 1998, at a purchase price of $10,000 per share, totaling $980,000. The consideration was in the form of a note payable to the Company for the full amount of the purchase price (the "Amphion Note Payable"). The form of note payable is attached to this Schedule 13D as
Exhibit 99.33 and is incorporated herein by reference. As of the date of this
Schedule 13D, the Amphion Note Payable has been paid in full.

On December 31, 1998, Antiope Partners acquired 118 shares of Series J Preferred Stock at a purchase price of $10,000 per share, totaling $1,180,000. The consideration was in the form of a note payable to the Company for the full amount of the purchase price (the "Antiope Note Payable"). The form of note payable is attached to this Schedule 13D as Exhibit 99.33 and is incorporated herein by reference. As of the date of this Schedule 13D, the Antiope Note Payable has been paid in full.

Between May and December 1998: (a) Antiope Partners acquired 44,500 shares of Voting Common Stock for per share prices ranging from $1.37 to $3.00, totaling $99,237 in cash on the market; (b) Amphion Investments acquired 10,000 shares of Voting Common Stock for per share price of $1.22, totaling $12,200 in cash on the market; and (c) Richard C.E. Morgan acquired 46,200 shares of Voting Common Stock for per share prices ranging from $1.22 to $2.94, totaling $74,773 in cash on the market.

Conversion of Notes Payable by Stockholders

Under the terms of a Note Purchase Agreement dated December 29, 1997 (the "Note Purchase Agreement"), the Company borrowed a total of $2,220,233 from Amphion Ventures ($400,000) and Antiope Partners ($1,820,233). In December 1998, Amphion Ventures and Antiope Partners each elected to convert one-half of the outstanding indebtedness of the Company to each of them under the Note Purchase Agreement, including all accrued, but unpaid interest thereon through December 31, 1998, into shares of Series I Preferred Stock or Series J Preferred Stock. In addition, Amphion Ventures elected to convert $100,000 of the accrued, but unpaid interest under the terms of its $1.47 million note payable from the Company (the "Amphion Note Payable"), the proceeds of which were used by the Company to settle its dispute with Xerox Corporation in December 1998, into shares of Series J Preferred Stock.

As a result of the debt conversions described above, the Company issued (a) 35 shares of Series J Preferred Stock to Amphion Partners for its conversion of indebtedness of the Company in the aggregate amount of $350,000 ($200,000 under the terms of the Note Purchase Agreement plus $50,000 of accrued, but unpaid interest thereon, and $100,000 of accrued, but unpaid interest on the Amphion Note Payable) and (b) 118 shares of Series J Preferred Stock to Antiope Partners for its conversion of indebtedness of the Company in the aggregate amount of $1,180,000 ($910,000 under the terms of the Note Purchase Agreement plus $270,000 of accrued, but unpaid interest thereon).

Each share of Series I Preferred Stock and Series J Preferred Stock has a liquidation preference over all Common Stock of the Company equal to the stated value of all such shares of preferred stock outstanding at the time plus all accrued dividends. Shares of Series I Preferred Stock are convertible in whole or in part at any time at the option of the holder into shares of Voting Common Stock equal to the quotient of (a) the aggregate original Series I Preferred Stock issue price of $10,000 per share (the "Original Series I Issue Price") divided by (b) the conversion price of $4.00 per share, which is subject to being adjusted from time

                                                              Page 9 of 13 Pages

to time based on the occurrence of certain events described in the Series I Certificate of Designation attached to this Schedule 13D as Exhibit 99.31. The Series J Preferred Stock is substantially the same as the Series I Preferred Stock, except shares of Series J Preferred Stock are convertible in whole or in part at any time at the option of the holder into shares Non-Voting Common Stock based on the same formula. The original Series J Preferred Stock issue price is also $10,000 per share (the "Original Series J Issue Price") and the conversion price is also $4.00 per share, which is subject to being adjusted based on the occurrence of certain events described in the Series J Certificate of Designation attached to this Schedule 13D as Exhibit 99.32.

The Series I Preferred Stock and the Series J Preferred Stock are both subject to the optional redemption at any time by the Company, in whole or in part, at a redemption price per share equal to the Original Series I Issue Price or the Original Series J Issue Price, as the case may be, plus any accrued, but unpaid dividends thereon. The Company's optional right of redemption is subject to each Series I Preferred Stock or Series J Preferred Stock holder's right, as the case may be, to convert such Series I Preferred Stock or Series J Preferred Stock, as the case may be, into Voting or Non-Voting Common Stock, as the case may be, within ten (10) business days after the company's notice of redemption.

The Series I Preferred Stock and the Series J Preferred Stock are also subject to the mandatory conversion by the Company into shares of the Voting or Non-Voting Common Stock, as the case may be, if the closing bid price of the Company's Voting Common Stock on the Nasdaq SmallCap Market is at least $10.00 per share for a period of at least ninety (90) consecutive trading days. Although the Non-Voting Common Stock may be converted to Voting Common Stock at any time by a holder thereof, Amphion Ventures has agreed not to convert any shares of Non-Voting Common Stock to Voting Common Stock without the prior consent of the Company.

Funds used by Amphion Ventures for the transactions described herein were obtained from a bank loan and capital contributions from limited partners. Funds used by Amphion Partners for the transaction described herein were obtained from current income.

ITEM 4. PURPOSE OF TRANSACTIONS.

The purchases made by Amphion Partners and Amphion Ventures reported in this Amendment No. 10 were all in connection with their respective general investment activities.

In addition to the acquisitions described in this Schedule 13D, Amphion Partners and Amphion Ventures each has the right to acquire additional shares of Voting Common Stock (or other capital stock of the Company), and to dispose of some or all of their respective current holdings of Voting Common Stock or other capital stock of the Company or to exercise any warrants or other rights any of them may in the future have in respect thereof, in one or more open-market or privately negotiated transactions or otherwise, on such terms and at such times as each considers desirable.

                                                             Page 10 of 13 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

             (a) As of May 1, 1999, Amphion Ventures owned the following interests in the Company:

                                                                     Common Stock
         Type of Security               Number of Shares        Equivalent if Converted
         ----------------               ----------------        -----------------------
Common Stock                                361,409                       N/A

Series A Convertible Preferred
Stock                                        57,692                      57,692

Series B Convertible Preferred
Stock                                        52,816                      52,816

Series C Convertible Preferred
Stock                                        25,492                      25,492

Series I Convertible Preferred Stock            476                   1,190,000(1)

Series J Convertible Preferred Stock          1,565                   3,192,500(2)

Warrants                                    331,901                     331,901

Options                                       3,843                       3,843

(1) Assumes a per share price of $10,000 divided by a conversion price of $4.00, which is subject to being adjusted upon the occurrence of certain events.

(2) Assumes a per share price of $10,000 divided by a conversion price of $4.00, which is subject to being adjusted upon the occurrence of certain events. The Series J Preferred Stock is convertible into Non-Voting Common Stock at the option of the holder. Holders of Non-Voting Common Stock may convert their shares 1-for-1 to Voting Common Stock at any time. Amphion Ventures, however, has agreed with the Company not to convert its Non-Voting Common Stock to Common Stock without the Company's prior written consent.

As of May 1, 1999, Amphion Ventures owned 361,409 shares of Voting Common Stock, which Amphion Ventures estimates is approximately 11.4% of the total issued and outstanding shares of the Voting Common Stock. Assuming the exercise by Amphion Ventures of all of its rights to convert all of the Series A, Series B, Series C and Series I Preferred Stock, as well as the warrants and the options held by it into Voting Common Stock, Amphion Ventures would be deemed the beneficial holder of 2,023,153 shares of Voting Common Stock, which Amphion Ventures estimates would constitute approximately 41.8% of the issued and outstanding Voting Common Stock (assuming all outstanding options and warrants had been exercised, and all outstanding convertible securities had been converted into Common Stock, except for the Series J Preferred Stock) as of May 1, 1999.

As of May 1, 1999, Amphion Partners owned 28,125 shares of Voting Common
Stock, which Amphion Partners estimates is approximately 0.9% of the total issued and outstanding shares of the Voting Common Stock. Amphion Partners is the general partner of Amphion Ventures and holds 0.2% of the total partnership interests. See the holdings of Amphion Ventures above.

                                                             Page 11 of 13 Pages

As of May 1, 1999, Antiope Partners owned the following interests in the
Company:

                                                                     Common Stock
          Type of Security              Number of Shares        Equivalent if Converted
          ----------------              ----------------        -----------------------
Common Stock                                  86,534                     N/A

Series I Convertible Preferred Stock              54                   135,000(1)

Series J Convertible Preferred Stock             123                   307,500(2)

Warrants                                      40,500                    40,500

(1) Assumes a per share price of $10,000 divided by a conversion price of $4.00 per share which is subject to being adjusted, upon the occurrence of certain events.

(2) Assumes a per share price of $10,000 divided by a conversion price of $4.00, which is subject to being adjusted upon the occurrence of certain events. The Series J Preferred Stock is convertible into the Company's Non-Voting Common Stock at the option of the holder. Holders of Non-Voting Common Stock may convert their shares 1-for-1 to Voting Common Stock at any time.

As of May 1, 1999, Antiope Partners owned 86,534 shares of Voting Common Stock, which Antiope Partners estimates is approximately 2.7% of the total issued and outstanding shares of Voting Common Stock of the Company.

Assuming the exercise by Antiope Partners of all of its rights to convert all of the Series I Preferred Stock and the warrants held by it into Voting Common Stock, Antiope Partners would be deemed the beneficial holder of 132,534 shares of Common Stock, which Antiope Partners estimates would constitute approximately 7.8% of the issued and outstanding Voting Common Stock (assuming all outstanding warrants had been exercised, and all outstanding convertible securities had been converted into Voting Common Stock) as of May 1, 1999.

As of May 1, 1999, Amphion Investments owned 10,000 shares of Voting Common Stock, which represents less than one percent of the issued and outstanding shares of Voting Common Stock.

Richard C.E. Morgan, a managing member of Antiope Partners and Amphion Partners and Chairman of the Board of the Company, owns 88,163 shares of Voting Common Stock and options to purchase 3,000 additional shares, all of which are currently vested. The 88,163 shares of Voting Common Stock owned by Mr. Morgan represent approximately 2.8% of the total outstanding shares of Voting Common Stock. If Mr. Morgan were to exercise all his options, he would be deemed the beneficial owner of 91,163 shares of Voting Common Stock, which is estimated by Mr. Morgan to represent 2.9% of the issued and outstanding shares of the Company (assuming all outstanding warrants had been exercised and all outstanding securities had been converted into Voting Common Stock as of May 1, 1999.

          (b) Reference is made to Rows (7) through (10) of each Reporting person's cover page.

          (c)  This amendment and filing reports the following events:

Except as reported herein, neither Amphion Ventures, Amphion Partners, Antiope Partners, Amphion Investments nor, to the best knowledge of each of these or any of the managing members of Partners I or Partners II or any of their controlling persons has effected any transactions in the Common Stock (or securities convertible into Common Stock) during the last sixty days.

          (d)  No amendment.

          (e)  Not applicable.

                                                             Page 12 of 13 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 7, 1999, the Company filed its definitive proxy statement with the Securities and Exchange Commission concerning the annual meeting of stockholders of the Company to be held on June 9, 1999, at which time the Company proposes to elect directors, ratify accountants, approve an amendment to the Company's Certificate of Incorporation, authorize the issuance of Voting Common Stock upon the conversion of the Series I and Series J Preferred Stock, and to transact other business as may properly come before the meeting.

Except as reported herein and in previous reports, none of Amphion Ventures, Antiope Partners, Amphion Partners or Amphion Investments or, to the best knowledge of each of them or any of the managing members of Antiope Partners, Amphion Partners or Amphion Investments or any of their controlling persons has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, which are in effect as of the date of this Amendment No. 10.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith as exhibits to this Schedule 13D:

     99.30     Joint Filing Agreement.

     99.31 Certificate of Designation of Series I Voting Convertible Preferred Stock.

     99.32 Certificate of Designation of Series J Non-Voting Convertible Preferred Stock.

     99.33     Form of Note Payable from the Company.

     99.34     Preferred Stock Purchase Agreement.

     The following are incorporated herein by reference to other filings:

     The Series A, B and C Designations of Preferred Stock which are attached to Amendment No. 7 as Exhibits 17, 18 and 19, respectively.

                                                             Page 13 of 13 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 1999

                                    AMPHION VENTURES L.P.

                                    By: Amphion Partners L.L.C., General Partner


                                    By: /s/ Richard C.E. Morgan
                                        ----------------------------------------
                                        Richard C.E. Morgan, a Managing Member


                                    AMPHION PARTNERS L.L.C.


                                    By: /s/ Richard C.E. Morgan
                                        ----------------------------------------
                                        Richard C.E. Morgan, a Managing Member


                                    ANTIOPE PARTNERS L.L.C.


                                    By: /s/ Richard C.E. Morgan
                                        ----------------------------------------
                                        Richard C.E. Morgan, a Managing Member


                                    AMPHION INVESTMENTS L.L.C.


                                    By: /s/ Richard C.E. Morgan
                                        ----------------------------------------
                                        Richard C.E. Morgan, a Managing Member

                                  EXHIBIT INDEX

  Exhibit No.                       Description
  -----------                       -----------
     99.30          Joint Filing Agreement.

     99.31          Certificate of Designation of Series I Voting Convertible
                    Preferred Stock.

     99.32          Certificate of Designation of Series J Non-Voting Convertible
                    Preferred Stock.

     99.33          Form of Note Payable to the Company.

     99.34          Preferred Stock Purchase Agreement.